
Sharing economy for self-driving cars.

🏺 Silicon Valley startup, a portfolio company of the best ecosystem-investors of Cruise, Zoox, Tesla
🏆 TOP 5 investments made by Draper University Ventures
🚌 Seasoned in the mobility team with the previous exit. Built&sold TakeBus - interurban bus platform

Learn more and join other investors who have invested over $150K.

Testing the waters legal disclosure.
We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.





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Hereyougo
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Sharing economy for self-driving cars.

💰Silicon Valley startup, a portfolio company of the best ecosystem-investors of Cruise, Zoox, Tesla
🏆TOP 5 investments made by Draper University Ventures
🚌Seasoned in the mobility team with the previous exit. Built&sold TakeBus - interurban bus platform

Join other investors who have invested over $150K.

Testing the waters legal disclosure.
We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.



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WEFUNDER.COM
Disrupting $700 billion mobility market

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New equity crowdfunding launch!

Konstantin Maslennikov on Jun 1



Hey, Superheroes!

Today we are launching the new equity crowdfunding for HereYouGo, a sharing economy for self-driving cars. After finishing successfully the previous campaign on Wefunder we feel extremely energized and empowered. Thank you to all our amazing investors, who supported us on the way, you are true superheroes, making the change in our chaotic world.

Now I will write more about our everyday activities as you asked about it and as we have more resources for everyday progress. I hope you will like it because we prepared some amazing moves.

A couple of weeks ago we met with the team to take photos to support our campaign and discuss our strategy. I got a great amount of energy from those extraordinary individuals. I can clearly see how those people will change the world if they will focus their energy and to do so is my work and passion.

I encourage you to join us on our way to the vision where self-driving technology available for everyone. This is the world where everyone has the freedom to move safely, efficiently, and ecologically. So...

Check out our photo

.... and support our campaign today!

Love you all!

Best,

Konstantin.



Testing the waters legal disclosure.

We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.



HereYouGo @HereYouGofirst · Jun 7 ···

New crowdfunding launch! wefunder.com/updates/145505... #startup #selfdriving #crowdfunding #hereyougo #investinus #wefunder

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